UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 17, 2025, Mr. Lee Wei Loon and Mr. Lim Khoon tendered their resignations as a director and the Chair of the Audit Committee and the Chair of Nominating Committee of Ohmyhome Limited (the “Company”), respectively, effective January 17, 2025. Mr. Lee Wei Loon’s and Mr. Lim Khoon’s resignations were not a result of any disagreement with the Company’s operations, policies or procedures.

On January 17, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Gang Ji was appointed as the director and the Chair of the Audit Committee of the Company, and Mr. Henliyanto Ngadini was appointed as the director and the Chair of Nominating Committee of the Company, effective January 17, 2025.

The biographical information of Mr. Gang Ji and Mr. Henliyanto Ngadini are set forth below:

Mr. Gang Ji has extensive expertise in finance and risk management, particularly in both the United States and Asia. Mr. Ji has been serving as Vice President of Investment Banking Division at Shiyida (Shenzhen) Consulting Services Co., Ltd. since May 2021. Mr Ji took part in the initial public offering process of Youxin Technology Ltd. (Nasdaq: YAAS), focusing on ensuring the company’s financial compliance. From December 2018 to April 2021, Mr. Ji worked as an Assistant Manager at Zhonghui Certified Public Accountants LLP, where he was responsible for conducting audits for annual reports, acquisitions, and IPOs within the manufacturing and high-tech industries. From March 2015 to December 2016, Mr. Ji served as Medical Consultant in multinational pharmaceutical company Roche. Mr. Ji obtained a Master of Science in Financial Management from the University of Birmingham in 2018. Mr. Ji is a member of the Chinese Institute of Certified Public Accountants and is also certified as a Financial Risk Manager by the Global Association of Risk Professionals.

Mr. Henliyanto Ngadini has extensive experience in software development and project management, leveraging his decades of expertise to guide strategic and operational decisions. Since 2020, he has been the Technical Director at Qurinom Solutions, where he oversees software development cycles, resource allocation, and risk assessments. From 2017 to 2020, he worked as a Senior Software Engineer at PT IDstar Cipta Teknologi, leading a team to optimize backend architecture and performance. Between 2013 and 2017, he was a Software Developer at Badr Interactive, focusing on the design and maintenance of distributed SaaS systems. Mr. Ngadini holds a Bachelor’s Degree in Computer Science from Universitas Indonesia.

Neither Mr. Gang Ji nor Mr. Henliyanto Ngadini has a family relationship with any director or executive officer of the Company. Neither has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On January 17, 2025, Mr. Gang Ji and Mr. Henliyanto Ngadini have received and signed the offer letters provided by the Company. The term shall continue until his/her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Gang Ji is entitled to compensation of US$18,000 for each calendar year, payable on a yearly basis. Mr. Henliyanto Ngadini is entitled to compensation of US$15,000 for each calendar year, payable on a yearly basis.

The offer letters are qualified in its entirety by reference to the complete text of the letter, which are filed hereto as Exhibit 10.1 and Exhibit 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Gang Ji
10.2	Director Offer Letter with Henliyanto Ngadini

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer